Global Alliance Securities LLC

FINANCIAL STATEMENTS

For the Year Ended December 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69244

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____**01/01/2018**_____ AND ENDING_____**12/31/2018**_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GLOBAL ALLIANCE SECURITIES, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

_____**2464 DARTS COVE WAY**_____
(No. and Street)

_____**CHARLESTON (MT. PLEASANT)**_____**SC**_____**29466**_____
           (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____**ARKADIY NEYMAN**_____**(212) 878-6500**_____
                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____**BERKOWER LLC**_____
(Name – *if individual, state last, first, middle name*)

____**517 ROUTE ONE**_____**ISELIN**_____**NJ**_____**08830**_____
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ARKADIY NEYMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLOBAL ALLIANCE SECURITIES, LLC, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

NOTARY PUBLIC
LAILA ADOTEY
No. 01AD6302408
Exp. 05/05/2021
QUEENS COUNTY
STATE OF NEW YORK

Signature

EXECUTIVE VICE PRESIDENT, COO and CFO
Title

Laila Adotey 2/26/2019
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Global Alliance Securities LLC

berkower

Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
☎ (732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Global Alliance Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Global Alliance Securities LLC (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.



Berkower LLC
Iselin, New Jersey
February 26, 2019

Miami • Los Angeles • Cayman Islands

GLOBAL ALLIANCE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Cash	$ 412,975
Fixed assets, net	605
Accounts receivable	22,558
Other assets	27,693
Total Assets	$ 463,831

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 10,473
Members' equity	453,358
Total Liabilities and Members' Equity	$ 463,831

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS

Global Alliance Securities LLC (The "Company"), was organized on June 22, 2010 in the state of New York as a limited liability company. The Company began its operations as a broker-dealer in August of 2014. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investors Protection Corp ("SIPC"). The Company provides three types of services. They are: chaperoning services to foreign broker-dealers pursuant to SEC Rule 15a-6; private placement services to foreign investors who seek to enter USICS's EB-5 Immigrant investor program; M&A services to corporate clients. The term of the Company shall continue in perpetuity, unless sooner terminated in accordance with the provisions of its operating agreement.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

During the year ended December 31, 2018, The Company had two sources of revenue. The Company derived commissions and fees from its 15A-6 Chaperoning services business and fees from the sourcing and placement of regulation D private placements for participants in the USCIS EB-5 program.

Effective January 1, 2018, the Company adopted ASC Topic 808, Revenue from Contracts with Customers ('ACS Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, and (d) allocate the transaction price to the performance obligation, In determining the transaction price, an entity may include variable consideration only to extent that is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 2018.

Significant judgments

Revenue from contracts with customers includes commission income and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract items. Significant judgement is required to determine whether performance obligation are satisfied at a point in time or over time; how to allocate transaction process where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

At December 31, 2018, the Company had no cash equivalents.

Income Taxes

The Company is not subject to federal or foreign income taxes as it is a disregarded entity for income tax purposed as a limited liability company, whose operations are reflected in the federal income tax return of the Company's members: therefore, all current and future income tax assessments are attributable to the members and no income tax assessments are attributable to the Company and no income tax expense is reflected in the statement of operations. Tax years that remain subject to a U.S. Federal Income tax examination are 2015 through 2018. The Company is not subject to state income taxes in any jurisdiction that it is currently registered. There are no interest and penalties recognized in the statement of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company evaluated subsequent events for recognition and disclosure through the date these financial statements were available to be issued.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. The Company's minimum net capital is based upon SEC Rule 15a-6 which requires the Company, a "chaperoning broker-dealer", to maintain a minimum net capital of $250,000. At December 31, 2018, the Company had net capital of $402,502, which exceeded required net capital by $152,502, and a total aggregate indebtedness of $10,474. The Company's aggregate indebtedness to net capital ratio was .0260 to 1 at December 31, 2018.

The Company is exempt from the provisions of SEC Rule 15c3-3 under Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

NOTE 4 – FULLY DISCLOSED CLEARING AGREEMENT

The Company does not maintain a clearing agreement. The Company utilizes the clearing carrying relationships of the foreign broker-dealers for whom it is providing chaperoning services under SEC Rule 15a-6

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has entered into a sub-lease agreement dated October 1, 2013 with Westminster Securities LLC, a related entity under common ownership, under which it is charged for office rent and miscellaneous office expenses. The rent expenses charged were $43,872 for the year end December 31, 2018 (see Note 6). At December 31, 2018, the Company owed $-0- to this entity. The sub-lease agreement was terminated early as of March 1, 2019.

NOTE 6 – OPERATING LEASES

The Company maintained an operating sublease with Westminster Securities, LLC, and the sublease expense was $3,656 per month expiring on July 1, 2019 (see Note 5). The total subleasing expense for the year ended December 31, 2018 was $43,872.

The minimum lease payments are as follows:

For the year ending December 31	Amount
2019	10,968
Total	$10,968

The operating sublease was terminated on March 1, 2019.

NOTE 7 – FAIR VALUE

Certain financial instruments are carried at cost on the balance sheet, which approximated fair value due to their short term, highly liquid nature. These instruments include cash, accounts payable and accrued expenses.

NOTE 8 – CONCENTRATIONS AND CREDIT RISK

Financial instruments that subject the Company to credit risk consist principally of cash. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company maintains checking and money market accounts in a financial institution. Accounts at the bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the account. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal. At December 31, 2018, all of the Company's cash is held at one financial institution.

NOTE 9 – INCOME TAXES

The Company is a New York LLC. The members of an LLC are taxed on their proportionate share of the Company's federal and state taxable income. Accordingly, no provision for federal or state income taxes has been included in the financial statements. The Company is subject to New York City Unincorporated Business Tax ("NYCUBT") which amounted to $-0-for the year ended December 31, 2018.

The Company evaluates its uncertain tax positions under the provisions of ASC 740 "Income Taxes". ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits". A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740. As of December 31, 2018, no liability for unrecognized tax benefits was required to be recorded.

In accordance with ASC 740, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "interest expense, net" in the statements of operations. Penalties would be recognized as a component of "general and administrative expenses". As of December 31, 2018, no interest or penalties were required to be recorded.

The Company files an income tax return in its federal, state and local jurisdiction. The Company is not subject to federal, state and local income tax examinations by tax authorities for years prior to 2015.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be involved in ordinary routine litigation incidental to its business. Currently, there are no litigations against the Company. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un asserted claims, as well as the perceived merits of the amount of relief sought or expected to besought therein.

During the normal course of business, the Company is subject to routine examinations by regulatory authorities. As of December 31, 2018, there are no outstanding issues as a result of these examinations that could have a material impact to the financial statements.

NOTE 11 - SUBORDINATED LOANS

As of December 31, 2018, the Company had not entered into any subordinated loans.